Exhibit 99.1

RAYTECH HOLDING LIMITED
UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

	As of March 31,	(Unaudited) As of September 30,
	2025	2025	2025
	HKD	HKD	US$
ASSETS
CURRENT ASSETS
Cash and cash equivalents	84,850,995	121,544,270	15,620,850
Accounts receivable, net	8,144,307	3,166,952	407,016
Merchandise inventories, net	1,879,435	5,799,922	745,405
Prepayments	–	15,194,115	1,952,745
TOTAL CURRENT ASSETS	94,874,737	145,705,259	18,726,016

NON-CURRENT ASSETS
Property and equipment, net	–	–	–
Deferred initial public offering costs	–	659,625	84,775
Long-term deposits	16,200	16,200	2,082
TOTAL NON-CURRENT ASSETS	16,200	675,825	86,857
TOTAL ASSETS	94,890,937	146,381,084	18,812,873

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable	466,327	1,072,335	137,817
Accounts payable - related parties	14,984,393	22,266,672	2,861,709
Accruals	1,786,314	1,351,231	173,660
Contract liabilities	501,804	2,773,891	356,500
Tax payables	190,082	1,304,285	167,626
TOTAL CURRENT LIABILITIES	17,928,920	28,768,414	3,697,312

TOTAL LIABILITIES	17,928,920	28,768,414	3,697,312
COMMITMENTS AND CONTINGENCIES	–	–	–

SHAREHOLDERS’ EQUITY
Ordinary Shares, US$0.0001 par value, 500,000,000 Ordinary Shares authorized, 1,100,818 shares and 2,724,880 shares issued and outstanding as of March 31, 2025 and September 30, 2025, respectively(1) (2)	862	2,137	273
Additional paid-in capital	37,717,487	73,616,990	9,461,244
Retained earnings	39,243,668	43,993,543	5,654,044
TOTAL SHAREHOLDERS’ EQUITY	76,962,017	117,612,670	15,115,561
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	94,890,937	146,381,084	18,812,873

(1)	1,624,062 ordinary shares were issued on July 1, 2025. (2)
(2)	Retroactively restated share consolidation that every sixteen (16) issued and unissued ordinary shares with a par value of US$0.00000625 each in the capital of the Company are hereby consolidated into one (1) ordinary share with a par value of US$0.0001 each, with the effective date on November 7, 2025.

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

RAYTECH HOLDING LIMITED
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF INCOME

	(Unaudited) For the Six Months ended September 30,
	2024	2025	2025
	HKD	HKD	US$
REVENUE
Sales of products	42,101,829	37,578,932	4,829,638
Sales of tooling	1,147,077	–	–
	43,248,906	37,578,932	4,829,638

OPERATING EXPENSES
Merchandise costs	(34,100,724)	(27,708,506)	(3,561,093)
Selling, general and administrative expenses	(5,229,459)	(5,177,047)	(665,353)
Total operating expenses	(39,330,183)	(32,885,553)	(4,226,446)

INCOME FROM OPERATIONS	3,918,723	4,693,379	603,192

OTHER INCOME (EXPENSE)
Interest income	1,431,474	1,362,022	175,048
Other income, net	–	116,195	14,933
Loss from foreign currency exchange	(407,242)	(307,518)	(39,522)
Total other income, net	1,024,232	1,170,699	150,459
INCOME BEFORE INCOME TAX PROVISION	4,942,955	5,864,078	753,651
PROVISION FOR INCOME TAXES	(290,920)	(1,114,203)	(143,197)
NET INCOME	4,652,035	4,749,875	610,454

WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES
Basic and diluted(1) (2) (3)	1,074,058	1,917,286	1,917,286
EARNINGS PER SHARE
Basic and diluted	4.33	2.48	0.32

(1)	93,750ordinary shares were issued on May 15, 2024, and 7,068 ordinary shares were issued on July 5, 2024. (3)
(2)	1,624,062 ordinary shares were issued on July 1, 2025. (3)
(3)	Retroactively restated share consolidation that every sixteen (16) issued and unissued ordinary shares with a par value of US$0.00000625 each in the capital of the Company are hereby consolidated into one (1) ordinary share with a par value of US$0.0001 each, with the effective date on November 7, 2025.

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

RAYTECH HOLDING LIMITED
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Ordinary shares		Additional		Total
	No. of Shares(3)	Par Value	Paid-in Capital	Retained Earnings	Shareholders’ Equity
		HKD	HKD	HKD	HKD
For the six months ended September 30, 2024:
BALANCE, March 31, 2024	1,000,000	783	99,217	30,975,301	31,075,301
Initial Public Offering of shares (1)	100,818	79	37,618,270	–	37,618,349
Net income	–	–	–	4,652,035	4,652,035
BALANCE, September 30, 2024	1,100,818	862	37,717,487	35,627,336	73,345,685

For the six months ended September 30, 2025:
BALANCE, March 31, 2025	1,100,818	862	37,717,487	39,243,668	76,962,017
Follow On Offering of shares (2)	1,624,062	1,275	35,899,503	–	35,900,778
Net income	–	–	–	4,749,875	4,749,875
BALANCE, September 30, 2025	2,724,880	2,137	73,616,990	43,993,543	117,612,670
BALANCE, September 30, 2025 (US$)		273	9,461,244	5,654,044	15,115,561

(1)	93,750 ordinary shares were issued on May 15, 2024, and 7,068 ordinary shares were issued on July 5, 2024. (3)
(2)	1,624,062 ordinary shares were issued on July 1, 2025. (3)
(3)	Retroactively restated share consolidation that every sixteen (16) issued and unissued ordinary shares with a par value of US$0.00000625 each in the capital of the Company are hereby consolidated into one (1) ordinary share with a par value of US$0.0001 each, with the effective date on date of November 7, 2025.

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

RAYTECH HOLDING LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	(Unaudited) For the Six Months ended September 30,
	2024	2025	2025
	HKD	HKD	US$
Cash flows from operating activities
Net income	4,652,035	4,749,875	610,454
Adjustments to reconcile net income to net cash provided by operating activities
Loss from unrealized foreign currency translation	406,530	100,934	12,972
Changes in operating assets and liabilities
Accounts receivable, net	978,597	4,984,224	640,572
Merchandise inventories, net	720,618	(3,924,830)	(504,419)
Prepayments	–	(15,211,885)	(1,955,029)
Accounts payable	372,876	606,657	77,967
Accounts payable - related parties	(3,694,385)	7,288,868	936,764
Accruals	(97,717)	(435,398)	(55,957)
Contract liabilities	(1,008,415)	2,274,680	292,342
Taxes payables	290,920	1,114,203	143,197
Net cash provided by operating activities	2,621,059	1,547,328	198,863
Cash flows from investing activity
Repayment of amount due from a director	145,166	–	–
Net cash provided by investing activity	145,166	–	–
Cash flows from financing activities
Proceed from Initial Public / Follow On Offering of shares	42,772,241	35,900,778	4,613,962
Deferred initial public offering cost	–	(659,625)	(84,775)
Net cash from financing activities	42,772,241	35,241,153	4,529,187
Change in cash	45,538,466	36,788,481	4,728,050
Effect of foreign exchange on cash	(377,030)	(95,206)	(13,638)
Cash at the beginning of the period	35,885,666	84,850,995	10,906,438
Cash at the end of the period	81,047,102	121,544,270	15,620,850

Supplementary cash flow information
Cash paid for income tax	–	–	–
Cash paid for interest expense	–	–	–

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

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